Filed by Peridot Acquisition Corp. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: Peridot Acquisition Corp.

(Commission File No. 001-39551)

Filed by Peridot Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a-12 under the Securities Exchange Act of 1934 Subject Company: Peridot Acquisition Corp. (Commission File No. 001-39551) Peridot Acquisition Corp. Peridot Acquisition Corp. Header Rider.docx Filed by Peridot Acquisition Corp. pursuant to Rule 425 under the Securities Act of 1933 Subject Company: Peridot Acquisition Corp. 4/16/2021 Li-Cycle picks strategic US location for next commercial lithium battery recycling plant | Energy Storage News Global news, analysis and opinion on energy storage innovation and technologies * in D f W News Residential Commercial Grid Scale Off Grid Market Watch Resources Events v Jobs Morev COMMERCIAL CONNECTED TECHNOLOGIES GRID SCALE

Published: 15 Apr 2021,11:43 By: Andy Colthorpe Ooooo https://www.energy-storage.news/news/li-cycle-picks-strategic-us-location-for-next-commercial-lithium-battery-re Canada-headquartered lithium-ion battery recycling specialist Li-Cycle will build its third facility in Arizona, joining plants the company already operates in Ontario and New York State. Li-Cycle said yesterday in a press release sent to Energy-Storage.news that it will build a commercial recycling plant which will be able to process up to 10,000 tonnes of end-of- life batteries and scrap from battery manufacturers in Gilbert, Arizona. The company has developed a two-step process for turning any type of spent lithium-ion battery into ‘black mass’, an intermediate material containing the different metals used in cells, at its existing facilities, which it calls ‘Spokes’. In future, that material will go from the Spokes in Kingston, Ontario, Rochester, New York and then Gilbert to feed ‘Hub’ facilities where the black mass can be processed into battery-grade materials once more. Li-Cycle’s first planned Hub will also be built in Rochester in Upstate New York, with the company hoping to have that built by 2022. “Our Arizona Spoke will have two 5,000 tonne processing lines, effectively doubling our total recycling capacity in North America. It will also be engineered to directly process full electric vehicle packs without any dismantling. Spoke 3 will mark another important milestone as we continue to execute on our global growth plans and scale our sustainable, safe and innovative Spoke & Hub Technologies,” Li-Cycle co-founder and executive chairman Tim Johnston said.

The company’s plan in Arizona was welcomed by the state’s governor, Doug Ducey who called Li-Cycle a “welcome addition to Arizona’s thriving technology ecosystem”. Arizona Commerce Authority CEO and president Sandra Watson described the state as the “perfect destination” for Li-Cycle’s battery recycling facilities in the western-US. “The Company’s cutting-edge technology fills a growing supply chain need while providing an eco-friendly solution for battery recycling,” Watson said. Through its Hubs and Spokes, Li-Cycle claimed it can achieve 95% recycling rates for all battery materials. The company is currently targeting New York Stock Exchange listing of its shares through a merger with special purpose acquisition company (SPAC) Peridot Acquisition Corp to help it scale up its activities, including raising around US$175 million needed to finance the building of the New York Hub. In line with its duties under that intended listing, Li-Cycle filed a Form F-4 with the US Securities and Exchange Commission (SEC) in late March which set out its financial position and its plans for the future. It also detailed why the company, believes its intellectual property and early entry into the commercial lithium battery recycling space positions it well for a market that many have said will become extremely competitive in the coming years. Rival gets funding as it builds 20,000 tonnes-per-year Nevada pilot plant At the beginning of this week, one of its prospective competitors, American Battery Metals Corporation said that it has secured financing to build a 20,000 metric tonne-per- year lithium-ion battery recycling pilot facility. Currently in the process of changing its name to American Battery Technology Company (ABTC), to reflect its full lifecycle approach to battery metals production, the company already broke ground on its pilot facility in August last year.

It is located in Fernley, Nevada. ABTC also has mineral rights to lithium resources in the state and the company’s strategy for scaling up has three key elements, battery recycling, extraction technology and primary resources, through which it claimed it wants to establish an environmentally sound and circular value chain in the US for batteries for electric vehicles, stationary grid storage, consumer electronics and tools. On Monday, the company said it has established a common stock purchase agreement and registration rights agreement with an existing shareholder, an institutional investor worth up to US$75 million over the next 24 months. Chief financial officer David Corsaut said the investment “is a major step up for us and sets us up to complete all our goals for 2021”. “This is a major milestone for our Company as we move through the construction and commissioning of our lithium-ion battery recycling pilot plant over the coming months,” chief technology officer Ryan Melsert said. “We will face many challenges during this process, however as this equity investment agreement has the ability to completely satisfy all of our capital needs for this entire pilot plant, from facility construction and infrastructure build-out to purchasing equipment to integrating and commissioning all of our process equipment, we can now be assured that access to capital will not be a limiting factor. We will continue to evaluate attractive equity and debt financing options as we move forward, however with this agreement in place we have the ability, yet not the requirement, to fully finance our operations through this instrument.” Stay up to date with the latest news, analysis and opinions. Sign up hereto the Energy-Storage.news Newsletter.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

In connection with the proposed transaction involving Li-Cycle and Peridot, Li-Cycle Holdings Corp. (“Newco”) has prepared and filed with the SEC a registration statement on Form F-4 that includes both a prospectus of Newco and a proxy statement of Peridot (the “Proxy Statement/Prospectus”). Once effective, Peridot will mail the Proxy Statement/Prospectus to its shareholders and file other documents regarding the proposed transaction with the SEC. This communication is not a substitute for any proxy statement, registration statement, proxy statement/prospectus or other documents Peridot or Newco may file with the SEC in connection with the proposed transaction. INVESTORS AND SECURITY HOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THE PROXY STATEMENT/PROSPECTUS WHEN IT BECOMES AVAILABLE, ANY AMENDMENTS OR SUPPLEMENTS TO THE PROXY STATEMENT/PROSPECTUS, AND OTHER DOCUMENTS FILED BY PERIDOT OR NEWCO WITH THE SEC IN CONNECTION WITH THE PROPOSED TRANSACTION BECAUSE THESE DOCUMENTS WILL CONTAIN IMPORTANT INFORMATION. Investors and security holders will be able to obtain free copies of the Proxy Statement/Prospectus and other documents filed with the SEC by Peridot or Newco through the website maintained by the SEC at www.sec.gov.

Investors and securityholders will also be able to obtain free copies of the documents filed by Peridot and/or Newco with the SEC on Peridot’s website at www.peridotspac.com or by emailing investors@li-cycle.com.

PARTICIPANTS IN THE SOLICITATION

Li-Cycle, Peridot, Newco, and certain of their respective directors, executive officers and employees may be deemed to be participants in the solicitation of proxies in connection with the proposed transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of proxies in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, are set forth in the Proxy Statement/Prospectus. Information regarding the directors and executive officers of Peridot is contained in Peridot’s Annual Report on Form 10-K for the year ended December 31, 2020, filed with the SEC on March 26, 2021 and certain of its Current Reports filed on Form 8-K. These documents can be obtained free of charge from the sources indicated above.

NO OFFER OR SOLICITATION

This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities of Peridot or Newco or a solicitation of any vote or approval. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

CAUTION CONCERNING FORWARD-LOOKING STATEMENTS

Certain statements contained in this communication may be considered forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended, and Section 21 of the Securities Exchange Act of 1934, as amended, including statements regarding the proposed transaction involving Li-Cycle and Peridot and the ability to consummate the proposed transaction. Forward-looking statements generally include statements that are predictive in nature and depend upon or refer to future events or conditions, and include words such as “may,” “will,” “should,” “would,” “expect,” “anticipate,” “plan,” “likely”, “believe,” “estimate,” “project,” “intend,” and other similar expressions among others. Statements that are not historical facts are forward-looking statements. Forward-looking statements are based on current beliefs and assumptions that are subject to risks and uncertainties and are not guarantees of future performance. Actual results could differ materially from those contained in any forward-looking statement as a result of various factors, including, without limitation: (i) the risk that the conditions to the closing of the proposed transaction are not satisfied, including the failure to timely or at all obtain shareholder approval for the proposed transaction or the failure to timely or at all obtain any required regulatory clearances, including under the Hart-Scott Rodino Antitrust Improvements Act; (ii) uncertainties as to the timing of the consummation of the proposed transaction and the ability of each of Li-Cycle and Peridot to consummate the proposed transaction; (iii) the possibility that other anticipated benefits of the proposed transaction will not be realized, and the anticipated tax treatment of the combination; (iv) the occurrence of any event that could give rise to termination of the proposed transaction; (v) the risk that stockholder litigation in connection with the proposed transaction or other settlements or investigations may affect the timing or occurrence of the proposed transaction or result in significant costs of defense, indemnification and liability; (vi) changes in general economic and/or industry specific conditions; (vii) possible disruptions from the proposed transaction that could harm Li-Cycle’s business; (viii) the ability of Li-Cycle to retain, attract and hire key personnel; (ix) potential adverse reactions or changes to relationships with customers, employees, suppliers or other parties resulting from the announcement or completion of the proposed transaction; (x) potential business uncertainty, including changes to existing business relationships, during the pendency of the proposed transaction that could affect Li-Cycle’s financial performance; (xi) legislative, regulatory and economic developments; (xii) unpredictability and severity of catastrophic events, including, but not limited to, acts of terrorism, outbreak of war or hostilities and any epidemic, pandemic or disease outbreak (including COVID-19), as well as management’s response to any of the aforementioned factors; and (xiii) other risk factors as detailed from time to time in Peridot’s reports filed with the SEC, including Peridot’s annual report on Form 10-K, periodic quarterly reports on Form 10-Q, periodic current reports on Form 8-K and other documents filed with the SEC. The foregoing list of important factors is not exclusive. Neither Li-Cycle nor Peridot can give any assurance that the conditions to the proposed transaction will be satisfied. Except as required by applicable law, neither Li-Cycle nor Peridot undertakes any obligation to revise or update any forward-looking statement, or to make any other forward-looking statements, whether as a result of new information, future events or otherwise.